121 West Sycamore Street = Kokomo, Indiana 46901 = Tel: (765) 456-1089

VIA FACSIMILE

December 7, 2006

Mr. David H. Roberts
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street Northeast
Washington, DC 20549

Re:  PaperFree Medical Systems, Inc
    Registrant Statement on Form SB-2
    Registration No. 333-138172

Dear Mr. Roberts,

The above registrant requests acceleration of the effective date of the pending registration statement at 4:30 pm EST, the 7th day of December 2006. In connection with our request, the company acknowledges that:

w	The Commission or staff, acting pursuant to delegated authority, declares the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
w
the action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

w
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please accept this letter as confirmation of the fact that we are aware of our respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

Yours truly,

/s/ Stephen Hawksworth
Stephen Hawksworth